February 14, 2014

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-4561

Attn:	Martin James
Senior Assistant Chief Accountant

Re:	TESSCO Technologies Incorporated
Amendment No. 1 to Form 10-K for the fiscal year ended March 31, 2013
Filed May 31, 2013
File No. 001-33938

Dear Mr. James:

This letter responds to the comment letter dated January 31, 2014, from the Staff of the United States Securities and Exchange Commission (the “Commission”), regarding Amendment No. 1 to the Annual Report on Form 10-K for the fiscal year ended March 31, 2013, filed by TESSCO Technologies incorporated (the “Company”), with the Commission on May 31, 2013 (the “Filing”).  For your convenience, the Staff comments have been reproduced and appear in italics below, and are followed by the Company’s response.

Amendment No. 1 to Form 10-K for year ended March 31, 2013

Item 1.  Business, page 3

Products and Services, page 5

1.	Comment: We note your disclosure that revenues from sales of products purchased from your top ten vendors accounted for 42% of total revenues in fiscal 2013, and that sales of products you purchased from Otter Products, LLC generated approximately 9% of total revenues. We further note your disclosure on page 6 that you agreed with Otter on “new terms for [y]our business relationship” in January 2013. In your response letter and in future filings, please expand your disclosure concerning your agreements with Otter and other significant suppliers to describe all material terms of these agreements. For example, indicate the scope, duration, termination provisions, and any intellectual property indemnification provisions of your agreements. Also, please identify the supplier you mention on page 5 which represented 11% of non-AT&T sales during fiscal 2013.

United States Securities and Exchange Commission
February 14, 2014

RESPONSE:

As discussed in the Filing under the subheading “Products & Services” in Item 1 Business, the agreements and arrangements on which most of our vendor relationships are based are typically of limited duration and terminable for any or no reason by either party upon notice of varying length, usually between several months and two years.  As discussed in the Filing under the subheading “Risks Related to Our Business” in Item 1A Risk Factors, even when we have formal vendor agreements or arrangements in place, they are largely administrative in nature, and contain no purchase and sale obligation.  Many of our vendor contracts contain “evergreen” clauses, although this too is largely a matter of administrative convenience, because the contracts are nevertheless terminable on short notice, and because no purchase and sale obligation in any event arises other than pursuant to an accepted purchase order.  The Filing, also under the subheading “Risks Related to Our Business” in Item 1A Risk Factors, identifies product liability and intellectual property infringement claims related to products purchased and re-sold by us, as potential risks.

The scope of products available for purchase from a given vendor may fluctuate, and is generally limited only by the scope of the vendor’s catalog and available inventory.  Therefore, we may often source the same product type from multiple vendors, although in some instances the availability of a branded product is limited to a particular vendor, or business concerns might dictate that we favor one vendor over another.  The terms of the vendor contract typically apply to all of the products purchased from that vendor, whether or not specifically identified in the contract.

When negotiating with vendors, we seek the most favorable terms available under the circumstances.  Our preferred terms include, among others, terms that provide for product warranty and return rights, as well as product liability and intellectual property indemnification rights, in each case consistent with our preferred business methods and objectives.  We have not been able, nor do we expect in the future to be able, to negotiate the inclusion of all of our preferred terms, or our preferred language for those terms, in every contract.  The degree of our success in this regard is largely a function of the parties’ relative bargaining positions.

When unable to negotiate the inclusion of our preferred terms or preferred language in a particular vendor contract, we assess any increased risk presented, as well as mitigating factors, analyze our overall business objectives, and then proceed accordingly.  In some instances, we refuse the contract and seek other sources for the product, and in other instances business objectives and circumstances outweigh or mitigate any increased risk, or otherwise dictate that we proceed with the contract notwithstanding.  We consistently seek to manage contractual risks, and are not aware of any significant unanticipated losses resulting from a vendor contract not including our preferred terms or language. Moreover, even when we are successful in negotiating our preferred terms, vendor performance of these terms is not assured.

The foregoing discussion is applicable to our vendors generally, including Otter Products, LLC and our other more significant vendors, such as CommScope Inc., which represented approximately 11% of our non-AT&T sales in fiscal 2013, and approximately 8% of total revenues during the same period.  We will embellish our future filings, under both Item 1 Business and Item 1A Risk Factors, consistent with the discussion above.

United States Securities and Exchange Commission
February 14, 2014

Item 8.  Financial Statements

Note 2.  Summary of Significant Accounting Policies, Vendor Programs, page 50

2.	Comment: You disclose that you record funds received from vendors for price protection, product rebates and marketing/promotion as revenue, cost of goods sold or selling, general and administrative expenses. Please explain to us the nature of the items that you classify as revenue, how you applied FASB ASC 605-50-45-12 through 45-15, and the amount of such revenue recognized in the periods presented.

RESPONSE:

For Fiscal Years 2011, 2012 and 2013, we recognized $2,145,700, $2,366,800 and $2,520,700, respectively, in revenue related to funds received from our vendors for marketing and promotion services we provided to them.  This represented 0.4%, 0.3% and 0.3% of revenues for fiscal years 2011, 2012 and 2013, respectively.  We provided these services at the request of our vendors through a variety of TESSCO-generated print and online publications. Our vendors and representatives of our marketing department discuss the scope and specifics of the services to be provided, and the cost to our vendors for the marketing and promotion service, and then execute in accordance with the agreed arrangements.  Our marketing department established the prices charged to our vendors at amounts which were intended to reflect the fair value for the respective services provided.  In determining that these amounts should be recorded as revenue, we reviewed FASB ASC 605-50-45-12 through 45-15.  These rules provide that consideration received from a vendor is presumed to be a reduction of the price paid for the vendor’s products.  However, paragraph 45-13 states that this presumption is overcome when the consideration is a payment for services delivered to the vendor, in which case the consideration shall be characterized as revenue. Hence, based on the facts and circumstances and our understanding of paragraph 45-13, we characterized these amounts as revenue. Upon further review of the requirement of paragraph 45-14 that the amounts received  “must be sufficiently separable from the customer's purchase of the vendor's products,” and of how this requirement is interpreted, we now believe that facts and circumstances are likely insufficient to overcome the presumption.  Given the small amount at issue on a relative basis, we have concluded that had we instead accounted for these amounts as a reduction to cost of goods sold, the change to our financial statements would have been immaterial. In the future, we will record this type of consideration received from vendors as a reduction to cost of goods sold.

Item 9A.  Controls and Procedures, page 75

3.	Comment: You disclose that your principal executive and financial officer evaluated your system of disclosure controls and procedures as of the end of the period covered by your annual report and concluded that the system is effective. In future filings please revise so that you disclose the conclusions of your principal executive and principal financial officer(s) regarding whether or not your disclosure controls and procedures are or are not effective as of the end of the period covered by the report as required by Item 307 of Regulation SK.

United States Securities and Exchange Commission
February 14, 2014

RESPONSE:

We note the Staff’s comment, and our disclosure in future filings will be revised accordingly.

*            *            *

In addition, the Registrant hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (410) 229-1419.

Sincerely,

/s/ARIC SPITULNIK

Aric Spitulnik
Vice President, Corporate Secretary and Chief Financial Officer
(Principal Financial Officer)

cc:	Robert B. Barnhill, Jr.
Douglas M. Fox, Esquire, Ballard Spahr LLP